Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tanoshi, Inc.
505 14TH ST STE 900
Oakland, CA 94612
https://tanoshikidscomputers.com/

Up to $1,069,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tanoshi, Inc.
Address: 505 14TH ST STE 900 , Oakland, CA 94612
State of Incorporation: DE
Date Incorporated: December 16, 2016

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $99.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 24 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first 30 days and receive an additional 5% bonus shares

Amount-Based:

$2,500+

• Receive 5% bonus shares

$10,000+

• Receive 10% bonus shares

$25,000+

• Receive 15% bonus shares

$50,000+

• Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tanoshi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive and own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Tanoshi is on a mission to provide an equitable digital education for every child in the world. We are a lean start-up with a team of 5 full-time employees who are dedicated to providing a brighter future for ALL kids.

We are leading the way for tech done right. Fun, safe, affordable, and educational consumer electronic products. We believe ALL kids deserve the best education possible, regardless of socioeconomic barriers.

Competitors and Industry

Industry

Over 300 million computers and tablets are sold worldwide each year (according to Gartner, NPD, CTA.) Tanoshi estimates worldwide total tablet and computer sales (based on real data that is available) is approximately $200B.

Tanoshi further estimates about 15% are bought for kids age 6-12 (B2B, B2C, D2C) Tanoshi's immediate target market is 15% of all consumer electronic computer and tablet sales, or approximately $30 billion.

Business Model

Sales of hero products (computers, tablets, smartphones, smartwatches): 10%-50% gross margin.

Sales of related accessories (mouse, case, cables, etc.): 30%-80% gross margins

Sales of related software and services: 85%-100% gross margins, including Monthly Recurring Revenue (MRR).

Total EdTech spend on tech per year (hardware and software) is approximately $227B. Therefore, the amount of EdTech spend on our target market of K-12 is actually much higher than $30B, probably closer to $100B.

Tanoshi is being conservative with an estimated TAM of $30B from industry numbers.

Competition

Our main competitors are Chromebooks and iPads.

Chromebooks have very limited offline capabilities, have limited native Android apps and functionality, cannot be pre-customized for kids ages 6-12, and have lesser parental controls. Also, touchscreen Chromebooks cannot match Tanoshi's pricing.

A 10" iPad + keyboard is over twice the price of a Tanoshi 2-in-1 and includes some content not age-appropriate for pre-teens.

We believe Tanoshi products provide the best user experience for families with pre-teens, at the best price.

Current Stage and Roadmap

Current Stage

We are in early growth stage. We launched our first product in 2018, and added a second computer in 2020, based on feedback from our customers.

We have sold over 10,000 Tanoshi computers and generated over $2.5M in actual revenue to date. We have SOLD OUT 7 times in less than 3 years.

Future Roadmap

We are now developing multiple new educational consumer electronic products (hardware and software), and we anticipate 5x to 10x year-over-year sales growth for the next 3 to 5 years.

The Team

Officers and Directors

Name: Brad Johnston

Brad Johnston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CEO of Tanoshi
  Dates of Service: March 01, 2015 - Present
  Responsibilities: CEO, Head of Sales, Head of Investment outreach, Interim CTO. Compensation: $49,920.00; Equity (founder stock): 4.3 million shares.

- **Position:** Chairman Board of Directors
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Oversee Board

Name: Lisa Love

Lisa Love's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO and CO-Founder
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Oversee the vision, marketing strategy, and execution of this EdTech startup. With an action-oriented mindset, I've been instrumental in leading the process of introducing Tanoshi Kids Computer to the U.S. marketplace, anchoring its status as a widely recognizable brand. Compensation: $54,080.00; Equity (founders stock): 500K shares; Equity (options): 1.7 million shares

- **Position:** Board Member
  Dates of Service: July 25, 2019 - Present
  Responsibilities: Sits on Board of Directors.

Other business experience in the past three years:

- **Employer:** Lisa Loves Marketing
  Title: Owner
  Dates of Service: September 01, 2013 - Present
  Responsibilities: Develop social media plans and establish a social media foundation by setting goals, strategies, tactics, and KPIs. Generate new business leads and increase sales through Facebook ads and email campaigns.

Name: Josh Traub

Josh Traub's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, COO and GC
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Head of day to day operations and legal. Compensation:

$54,080.00; Equity (founders stock): 500K Equity; (options): 100K

- **Position:** Co-Founder and General Counsel
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Legal analysis and planning for company. Drafting commercial contracts for business partners; including SAAS, application agreements, marketing agreements, software development, hardware development, and procurement. Developing application partnerships.

Name: Purnam Sheth

Purnam Sheth's current primary role is with VMWare. Purnam Sheth currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December 16, 2016 - Present
  Responsibilities: Board Member and Advisor. Equity (founders stock): $500K

- **Position:** Advisor
  Dates of Service: December 16, 2016 - Present
  Responsibilities: Advisor on technical product development and corporate strategy.

Other business experience in the past three years:

- **Employer:** VMWare
  Title: VP Engineering Cloud, Networking, Blockchain
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Building the Enterprise Blockchain SaaS platform and service powering mission critical applications.

Other business experience in the past three years:

- **Employer:** Wave Computing
  Title: VP Software Engineering and AI Systems
  Dates of Service: April 19, 2019 - April 01, 2020
  Responsibilities: Responsible for lowest level acceleration software to full stack systems and solutions for inferencing and training. Platform and Application SDKs to enable customers and partners build AI products.

Other business experience in the past three years:

- **Employer:** Rigetti Computing

Title: VP Software Engineering, Quantum Cloud and Comptuing
Dates of Service: October 01, 2018 - April 04, 2019
Responsibilities: Changing the world with Quantum computing at the leading Quantum computing company. Delivering the premier Quantum Computing Cloud Service and all elements of the software stack from Quantum cloud to our Quantum QPU to the Developer SDK with Quantum applications. This is the future of all computing.

Other business experience in the past three years:

- **Employer:** Tanoshi
  Title: CTO
  Dates of Service: February 01, 2017 - July 31, 2019
  Responsibilities: Head of Tanoshi technical product development.

Name: Elizabeth Xu

Elizabeth Xu's current primary role is with CP Group. Elizabeth Xu currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: December 23, 2019 - Present
  Responsibilities: Director. Equity (founders stock): 100K

- **Position:** Advisor
  Dates of Service: December 16, 2016 - Present
  Responsibilities: Advisor on corporate strategy.

Other business experience in the past three years:

- **Employer:** CP Group
  Title: CTO
  Dates of Service: February 01, 2018 - February 01, 2019
  Responsibilities: CP group Chief Technology Officer reporting to Group CEO. Also, the CEO and board member of the CP R&D company, leading innovation, core technology R&D/SDLC, building 9 centers of excellence in AI, IoT, User Experience, Blockchain, Cloud, Technology Acadamy, Technology Partnership, Space Technology, and Blockchain. Driving digital transformation and serve CP Group's hundreds of subsidiaries, co-developing IT strategy and innovation roadmap using AI, IoT, Cloud, and Blockchain/traceability technology with CIOs.

Other business experience in the past three years:

- **Employer:** MIT Sloan School of Management
  Title: Advisor on Innovation and Entrepreneurship
  Dates of Service: February 01, 2019 - Present
  Responsibilities: As the Advisor at MITii, I provide guidance to startup companies, and mentorship to founders from MIT in technology commercialization, fundraising, and establishing partnerships with industries.

Other business experience in the past three years:

- **Employer:** Remark Holdings
  Title: Board Member
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Board of Director, Compensation Committee member, and Audit Committee member

Other business experience in the past three years:

- **Employer:** CP Group
  Title: Advisor
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Advising CP Group in driving digital transformation and serve CP Group's hundreds of subsidiaries, co-developing IT strategy and innovation roadmap using AI, IoT, Cloud, and Blockchain/traceability technology with CIOs

Other business experience in the past three years:

- **Employer:** Tanoshi
  Title: Board Member
  Dates of Service: October 10, 2017 - April 27, 2018
  Responsibilities: Board Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that some future planned products, hardware or software, may be canceled. It is possible that the failure to release the product is the result of a change

in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our future Tanoshi computers and software. Delays or cost overruns in the development of our computers and software. and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and proxy those rights to the Tanoshi CEO, and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Seasonal Sales and Market Variability
We depend on sales of our computers for substantially all of our net sales, and if the volume of these sales declines or is otherwise less than our expectations, we could lose market share or our net sales may not grow at the rate we expect and our operating results may suffer. Demand for our computers is affected by numerous factors, including the general demand for computers, price competition, and the introduction of new technological innovations. For example, a substantial number of our sales are seasonal and dependant on holiday or back-to-school sales. Furthermore, the rate of replacement with new computers of older computers may be affected by macroeconomic factors such as continuing uncertainty in the global economy, or a change in the prices of components. If consumers do not purchase new computers, or purchase substitute or replacement computers at a lower rate than during prior replacement cycles, this may harm our operating results.

Manufacture Dependent
We depend on a limited number of manufacturers for our products and their components. If we experience any delay or disruption, or quality control problems with our manufacturers in their operations, we may be unable to keep up with the customer and consumer demand, we could lose market share and net sales, and our reputation and business would be harmed. We do not have internal manufacturing facilities or capabilities, and all of our products are manufactured, assembled, and packaged by third-party manufacturers, who are original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs. Our manufacturers are, in turn, responsible for procuring or manufacturing the components used in the manufacturing of our products from a limited number of suppliers.

Supply Chain Limitations
Limited availability of raw materials, components and manufacturing equipment for our products, or increases in the cost of these items, could materially and adversely affect our business, results of operations or financial condition. We depend on our manufacturers to obtain adequate supplies of quality raw materials and components on a timely basis, and we have no long-term agreements with our manufacturers with fixed prices or quantities. As a result, it is important for them to control raw material and component costs and reduce the effects of fluctuations in price and availability. Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers.

Complex International Logistics
We are dependent on logistics services provided by our third-party logistics provider, and failure to properly manage this relationship, or the failure of our logistics provider to perform as expected, could adversely impact our results of operations. In addition, because we currently rely primarily on several third-party logistics provider for our warehousing and transportation needs, if we encounter problems with this logistics provider, we may not be able to quickly shift to a new provider of these services and our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be materially adversely affected.

International business risks and uncertainties.
Our supply chain partners are based in, or have operations in countries outside of the United States including China and Taiwan. Further, we are currently expanding our marketing operations internationally, which may lead to operations across many additional countries. Accordingly, we intend to expand our relationships in these countries and may establish additional relationships in other countries to grow our operations. Operating in foreign countries requires significant resources and management attention, and we have limited experience entering new geographic markets. We cannot guarantee that our international efforts will be successful.

Regulatory Laws and Tariffs
We are subject to a variety of federal, state, and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses that could have an adverse effect on our business. Any government enforcement action or imposition of new import or export traffic could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible governmental civil or criminal litigation matter in the future, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Privacy Rights
The personal information we collect and maintain also may expose us to liability, and our actual or perceived failure to adequately protect consumer data could harm our

brand, our reputation in the marketplace and our business. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. A wide variety of local, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of data collected from or about consumers and devices, and the regulatory framework for privacy issues is evolving worldwide. Various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the digital advertising or connected devices industries in particular. Some of our competitors may have more access to lobbyists or government officials and may use such access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to regulation of devices that connect to the Internet. The U.S. Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use, and dissemination of data, and the presentation of website or other electronic content, comply with certain standards for notice, choice, security, and access. Courts may also adopt these developing standards. A number of states, including California, have enacted laws or are considering the enactment of laws governing the release of credit card or other information received from consumers. Evolving definitions of what is considered "personal data" under EU laws, or personally identifying or identifiable information within the United States and elsewhere, especially relating to the classification of IP addresses, machine, device or other persistent identifiers, location data, behavioral data, and other such information, may cause us in the future to change our business practices, diminish the quality of our data and the value of our Inscape data services, and hamper our ability to expand our offerings into the EU or other jurisdictions outside of the United States. Furthermore, such laws may be inconsistent between countries and jurisdictions or conflict with other rules and regulations. Whether and how existing local and international privacy and consumer protection laws in various jurisdictions apply to the Internet and other online technologies is still uncertain and may take years to resolve.

Data Privacy Breach

A significant breach of the confidentiality of the information we hold or of the security of our computer systems could be detrimental to our business, financial condition and operating results. We rely on others to operate complex computer systems that contain consumer data, which they are contractually required to maintain on a confidential basis. We cannot be certain that current or future criminal capabilities, discovery of existing or new vulnerabilities in our and our service providers' systems and attempts to exploit those vulnerabilities, physical systems or facility break-ins and data thefts or other developments will not compromise or breach the technology protecting the systems and information possessed by us and our service providers. In the event that our or our service providers' protection efforts are unsuccessful and there is an unauthorized disclosure of confidential information or the breach of the security of such information, we could suffer substantial harm. A major breach of our or our service providers' network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced consumer demand for our products, and harm to our reputation and brand. Further, a portion of our technology infrastructure is operated by third parties, including the vendor who converts our viewing behavior data into usable form, over which we have no direct control, and we are reliant in part on their security measures to protect our consumers' information. If those third parties do not adequately protect our consumers' information, it could result in decreased net sales and our reputation could suffer irreparable harm, causing consumers to reject our products in the future, our data providers not to share data with us, or advertisers or other downstream users of our viewing behavior data not to do business with us.

We have existing Intellectual Property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brad Johnston	4,315,000	Common Stock	43.15
Lisa Love	2,200,000	Common Stock	22.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors, and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders

Material Rights

The total amount outstanding includes 2,250,000 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 77,664 of shares to be issued pursuant to outstanding warrants

The total amount includes 807,336 of shares reserved for the equity plan.

** Please also refer to Tanoshi's bylaws attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $184,000.00

Use of proceeds: Inventory and general SG&A
Date: August 22, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended March 31st, 2020 compared to the year ended March 31st, 2019

<u>Revenue</u>

Revenue for the fiscal year ending March 31 2020 was $1,046,879, up 2.4x over the previous financial year ("FY").

2020 sales were again led by the Tanoshi 2-1 and related accessories. During this fiscal year, approximately 85% of our sales were direct to consumers sales as an Amazon Seller with only 5% generated through our storefront. After introducing Walmart in the previous FY the channel grew to 10% of our overall sales. Tanoshi also began selling significantly more accessories (mice and cases,) which improved profit margins per unit.

Tanoshi believed at this time the most important goals were (1) showing continued proof of high demand by the market, with actual sales only limited by inventory on hand, and (2) adding sales channels to prevent dependency on any single market channel.

<u>Cost of Goods</u>

Cost of Goods – including inventory and related shipping cost was $758,050. With channel fees, importing and customer shipping fees accounting for $120,220.01 of this expense.

<u>Gross Margins</u>

Our gross margin for FY20 stayed flat at 29% however if this lack of growth is a direct result of Tanoshi focusing on expanding sales channels and opportunity with its original flagship product.

Expenses and Debt

In November of FY20, following the closing of a $350K SBA loan, Tanoshi began to pay its full-time employees wages and benefits. SG&A grew 4x to $375,101. Full employment benefits were justified expenses as Tanoshi acquired a 30 year Small Business Association loan of $350,000 in November 2019. Tanoshi took several microloans from friends and family this year totaling approximately $60,000.00.

The year ending March 31st, 2021 compared to the year ended March 31st, 2020.

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements. Data through December 31st, 2020 is complete on Tanoshi books, while data from January 1st to March 31st is estimated based on current sales data, costs, and projections.

2021 Financials

Revenue

Revenue for the fiscal year ending March 31 2021 is projected to be $1,000,000.

Sales in this FY were the Tanoshi 2-1 and accessories as well as the more premium Tanoshi Scholar Computer introduced in November of 2020. During this fiscal year, approximately 35% of sales came from Amazon, 35% direct to Tanoshi to consumers and NGOs, and 30% from Walmart.

Tanoshi targeted 2.5-3x sales in this fiscal year, a continued steady growth from prior year, but encountered the same worldwide supply chain issue that every market segment did. Covid-19 dramatically increased 1) shipping times, 2) parts costs, and 3) shipping costs for all hardware industries. Time frames from placing a factory order to product arrival in our warehouses grew from 10-12 weeks to 4-6 to six months. As a result, Tanoshi faced multiple out of stock months and had a restricted cash cycle

However, despite these troubled waters, Tanoshi navigated the issue and did not contract or lose sales.

Gross margins

Our gross margin for FY21 is on track to increase to 31% as a result of the introduction of our Premium Scholar product offsetting additional expenses.

Cost of Goods

Cost of Goods is estimated at $785,000 including a 5-10% increase in the shipping cost for the year resulting from Covid-19.

Expenses and Debt

SG&A is estimated at $580,000.00 for this FY year, primarily consisting of salaries and benefits and marketing.

In April 2020 Tanoshi received a $56,400.00 PPP loan which was used entirely to cover the salaries and benefits of 4 employees as well as bring on a 5th full-time employee. In June of 2020 Tanoshi Received an EDIL loan of $149,000.00 which was used to cover lost revenue resulting from out-of-stock months and ensure we could continue our ordering cycle. Tanoshi also took a small bridge loan for Nancy Bush of $35,000.00

Tanoshi's total debt including PPP, EIDL, SBA, and outstanding microloans is $665,482.38. $ 56,790.94 is forgivable, $150,737.80 is on a low-interest 30-year loan, and $292K is a 10 year SBA loan. The remainders are small loans plus their interest.

Tanoshi continues to run a very lean business, minimizing expenses everywhere possible, including: salaries and benefits, R&D, inventory, and business services. We do not own property or other assets that would have lost value during the previous years.

Historical results and cash flows:

Tanoshi uses its cash primarily for three things: supply, headcount, and marketing.

Supply

As the Tanoshi hero products are hardware devices, about 60% of Tanoshi's cash to date has been used to order inventory, which takes approximately 2-3 months to produce and 2-3 months to sell-through. In our market, this is considered to be very fast inventory turnover!

However, due to limited access to cash to place orders, Tanoshi has not been able to keep up with growing demand. As a result, bridge loans have been used to secure inventory on a timely basis. The need for these loans arises from a simple fact: limited cash on hand sometimes means being sold out and then waiting on new supply to arrive so that we can generate more revenue. Tanoshi has always been able to steadily grow sales and revenue without loans, however fast growth requires more access to cash for larger orders. Our inventory revenue is always greater than the cost of goods sold (COGS), and we always sell out. However limited access to cash results in limited sales, and often we sell-out all inventory before more inventory becomes available.

Of note, Tanoshi has applied for many small business loans to support our growing business. In November of 2019 we were able to secure a $350K SBA loan with a personal guarantee of repayment by two co-founders. Banks will not lend us larger than $350K at this time due to: 1) Tanoshi is relatively new company and banks want a longer track record and credit history, and 2) all banks have required personal collateral from Tanoshi's founders to back a loan, and Tanoshi's founders do not have such large amounts of personal collateral.

Headcount

Prior to November 2019, Tanoshi's founder team worked for sweat equity and no payroll. Since November 2019, the founders have worked for industry minimum wage and benefits. We also hire part-time temporary contract workers as needed, and in April 2020 we hired our first full-time non-founder employee.

Marketing

Marketing is our third largest expense, however it has been going down per new customer year over year. Our customer acquisition cost (CAC) in 2018 (year 1) was approximately $45. CAC went down to approximately $26 in 2019, and down to approximately $22 in 2020. CAC is further projected to drop to $15 in for 2021. We are extremely efficient with marketing and related expenses. Furthermore, having appeared on the popular nationally televised Shark Tank in 2020, for free, our product and brand awareness has gone way up!

Tanoshi's bottom line

Tanoshi has strong growing demand, however due to limited availability of cash, our demand is constantly greater than supply. We have SOLD OUT 7 times in our first 3 years.

Having more demand than supply is a great problem to have, but we would prefer to have plenty of supply and much higher sales and revenue as a result. Simply, we need more access to cash to grow bigger, faster!

What will change with funding?

First, approximately one-third of the proceeds will go into ordering on-time supply to meet growing demand.

Second, proceeds will be used for continued product development, including software services with monthly recurring revenue (MRR). Software services are high margin and increase the lifetime value of every customer.

Third, proceeds allow an expansion of the Tanoshi accessories line, which is both high demand and high margin,

Fourth, proceeds will strengthen sales and marketing. We will add headcount to focus on securing purchase orders at retail and in the education vertical markets. Purchase order financing will allow us to further increase inventory and revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has approximately $220K in cash on hand and ClearBanc

Credit offers of $52K, $54K, and $56K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Tanoshi has $200K+ in cash and $500K in sellable inventory.

Even if we do not fund through our Crowd Equity Raise, we believe Tanoshi will continue operation and see 2X-3X sales raise year-to-year. We additionally have access to capital through several alternate funding sources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If Tanoshi meets its fundraising goal, the new capital will become the majority of capital resources for our company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Tanoshi has the following resources:

Operating account: $194K

Approved PPP Loan 2: $59K

AR: $18K

Inventory in stock (at revenue) Value (est): $540K

Accounts Payable on new inventory: $152K

Short term loans (due march): $35K

Average Burn Rate Last 12 Months: $51,351

This gives us a run rate of approximately 12 months without new capital. However, during this time, additional orders will continue to extend the run rate. Accordingly, if Tanoshi raises the minimum, the company will be able to operate for at least a year.

How long will you be able to operate the company if you raise your maximum funding goal?

Tanoshi will be able to secure 5+ year run rate based on revenue generation after this raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Tanoshi will:

(1) Use continued sales to secure lines of credit. Tanoshi has a working relationship with both banks and factoring services. However, to secure credit we need to show larger purchase orders which will be a direct result of the increased factory production capacity post raise.

(2) Consider a second crowd raise to promote large-scale international expansion.

Indebtedness

- **Creditor:** Jack Dennis Johnston
  Amount Owed: $43,080.75
  Interest Rate: 10.0%
  1.81% interest for a total of $30K and on 8/19 for $10K at 10% interest.

- **Creditor:** Chris Hsiao
  Amount Owed: $22,465.84
  Interest Rate: 15.0%

- **Creditor:** Ben Goux
  Amount Owed: $36,609.23
  Interest Rate: 8.0%

- **Creditor:** Devon Clouser
  Amount Owed: $5,683.63
  Interest Rate: 10.0%

- **Creditor:** Tim Pavek
  Amount Owed: $22,734.19
  Interest Rate: 10.0%

- **Creditor:** Fremont Bank (SBA Loan)
  Amount Owed: $292,380.00
  Interest Rate: 7.5%
  Maturity Date: November 08, 2029

- **Creditor:** SBA PPP Loan (Fremont Bank)
  Amount Owed: $56,790.94
  Interest Rate: 3.75%

The loan is 100% forgivable. Forgiveness applied for in Feb 2021.

- **Creditor:** EIDL Loan
  Amount Owed: $153,041.73
  Interest Rate: 3.75%
  Maturity Date: June 11, 2050
  Fixed interest 30 years.

- **Creditor:** Nancy Bush
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: March 01, 2021
  Interest provided as fixed common stock

Related Party Transactions

- **Name of Entity:** Anisha Sheth
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Anisha Sheth is the daughter of board member Prurnam Sheth.
  Material Terms: Anisha lent the company 280K at 15% interest as a bridge loan during FY 18-19. This was a favorable loan at 15% interest and was repaid in full during FY 19-20. The final repayment was made of $ 293,776.06.

- **Name of Entity:** Jack Dennis Johnston
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Jack Johnston is the father of Brad Johnston CEO.
  Material Terms: Consolidation of several private loans made from 4/2017 - 2/18 at 1.81% interest for a total of $30K and on 8/19 for $10K at 10% interest. These loans are ongoing.

- **Name of Entity:** Chris Hsiao
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Former Board Director Chris Hsiao lent money to the company.
  Material Terms: Loan of $20K at 15% annual interest. Issued in 7/18 and matured in 1/19. This loan is outstanding.

- **Name of Entity:** Nancy Bush
  Relationship to Company: Advisor
  Nature / amount of interest in the transaction: Nancy Bush is a long time advisor to Tanoshi
  Material Terms: Loan of $35K issued on 12/20. Repayment is in stock as shown on the Cap table. The loan matures on 9/21.

- **Name of Entity:** Elizabeth Xu
Relationship to Company: Director
Nature / amount of interest in the transaction: Elizabeth Xu is a board director of the company
Material Terms: SAFE Investment of $20k, with an 80% Discount rate and 5 Million Cap. Dated: 10/17

- **Name of Entity:** Jack Dennis Johnston
Relationship to Company: Family member
Nature / amount of interest in the transaction: Jack Johnston is the father of Brad Johnston CEO
Material Terms: SAFE Investment of $40k, with an 80% Discount rate and 5 Million Cap. This consists of 2 SAFEs. $20K Dated: 12/17. $20K Dated 8/19.

- **Name of Entity:** Pickett Familly Trust
Names of 20% owners: Lucinda Pickett
Relationship to Company: Family member
Nature / amount of interest in the transaction: Lucinda Picket is the aunt of Brad Johnston, CEO
Material Terms: SAFE Investment of $20k, with an 80% Discount rate and 5 Million Cap. Dated: 2/18

- **Name of Entity:** Tim Pavek
Relationship to Company: Family member
Nature / amount of interest in the transaction: Tim Pavek is the domestic partner of Greg Smith, Co-Founder
Material Terms: SAFE Investment of $48k, with an 80% Discount rate and 5 Million Cap. This consists of 3 SAFES. $12K dated 11/17. $6K dated 12/17. $20K dated 8/19.

- **Name of Entity:** Arlene Richards
Relationship to Company: Family member
Nature / amount of interest in the transaction: Arlene Richards is the mother of Lisa Love, CMO, and Co-Founder
Material Terms: SAFE Investment of $20k, with an 80% Discount rate and 5 Million Cap. Dated: 6/19.

- **Name of Entity:** Nancy Bush
Relationship to Company: Advisor to company
Nature / amount of interest in the transaction: Nancy Bush is Tanoshi's chief financial advisor
Material Terms: SAFE Investment of $10k, with an 80% Discount rate and 5 Million Cap. This consists of two SAFEs. $5K dated 10/18. $5K dated 8/19.

- **Name of Entity:** Purnam Sheth

Relationship to Company: Director
Nature / amount of interest in the transaction: Purnam Sheth is is a board director of Tanoshi
Material Terms: SAFE Investment of $17k, with an 80% Discount rate and 5 Million Cap. Dated: 8/19.

- **Name of Entity:** Marjori Goux
  Relationship to Company: Advisor
  Nature / amount of interest in the transaction: Marjorie Goux is a strategic advisor to Tanoshi
  Material Terms: SAFE Investment of $1k, with an 80% Discount rate and 5 Million Cap. Dated: 9/19.

- **Name of Entity:** Tim Pavek
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Tim Pavek is the domestic partner of Greg Smith, Co-founder
  Material Terms: This is a loan of $20K at 10% annual interest. Issued: 8/19. The loan is outstanding.

- **Name of Entity:** Gregory Pickett
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Gregory Pickett is the cousin to Brad Johnston, CEO
  Material Terms: SAFE Investment of $10k, with an 80% Discount rate and 5 Million Cap. Dated: 1/18.

Valuation

Pre-Money Valuation: $30,000,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $184K in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Tanoshi's valuation was determined internally without a formal-third party independent evaluation and is based on the following points:

Tanoshi has a diverse and talented team with expertise in the commercial computer industry, software, marketing, and finance, and with experience working with Vizio, Toshiba, Kaplan, and Wine.com.

Tanoshi has successfully tested and demonstrated its market viability reaching 2.5 million dollars in real revenue in its first three years of sales. Further Tanoshi has the potential to scale Tanoshi hardware and software sales against a $227 billion dollar Ed-tech market. Tanoshi’s goal is to own .5% of this market, reaching 1 billion in sales, within 5 years.

Tanoshi is setting its value at approximately $30 million based on the expected sales in the next fiscal year.

Financials Projections | FY20-21 | FY21-22 | FY 22-23

Hardware Sold (K) | 5.4 | 34.5 | 132.3

Revenue ($M) | $1 | $8.68 | $33.15

Gross Margin ($M) | $0.33 | $3.75 | $14.87

EBITDA ($M) | -$0.24 | $1.25 | $5.80

Cumulative EBITDA ($M) | -$0.34 | $1.04 | $7.06

Valuation ($M) | $4 | $30 | $116

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  97.5%
  Assuming we are minimally funded the fees will go to StartEngine and related marketing expenses.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  15.0%
  Develop more content, more advertising, more PR, more 3rd party support, and more channel-specific marketing to increase sell-through

- *Company Employment*
  30.0%
  Tanoshi will expand its engineering team to meet its roadmap goals for proprietary parental control, language learning, and other educational software. In addition, Tanoshi will hire a full-time sales team to secure growth channels. Finally, Tanoshi will pay competitive wages and excellent benefits to all of our family.

- *Inventory*
  30.0%
  Tanoshi will begin a more regular supplier ordering cycle which secures product for our customers and prevent sales drops where demand has previously exceeded supply. Tanoshi will also expand its product line.

- *Research & Development*
  20.0%
  Pay for sample units, tooling, certifications, travel, and 3rd party engineers and developers.

- *Operations*
  2.5%
  Tanoshi will continue to run as a lean company. Operations cost not going to salary or marketing will be limited to SAAS and business services required to run the company. Tanoshi will not spend cash that does not have a clear correlation to specific needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tanoshikidscomputers.com/ (TDB).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tanoshi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tanoshi, Inc.

[See attached]

TANOSHI, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

March 31, 2020 and 2019

TANOSHI, INC.

Years Ended March 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Tanoshi, Inc.
Oakland, California

We have reviewed the accompanying financial statements of Tanoshi, Inc. ("the Company"), which comprise the balance sheets as of March 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

April 11, 2021

TANOSHI, INC

BALANCE SHEETS

March 31, 2020 & 2019

(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 371,328	$ 105,220
Accounts receivable, net	42,700	14,158
Inventory	74,158	152,187
Total current assets	488,186	271,565
Trademark	1,499	1,499
Total assets	$ 489,685	$ 273,064
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 38,232	$ 32,090
Accrued expenses	42,555	39,639
SAFEs - related party	90,000	50,000
SAFEs	94,000	51,000
Notes Payable, current portion - related party	41,908	30,738
Notes payable, current portion	416,132	187,172
Total current liabilities	722,827	390,639
Total liabilities	722,827	390,639
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 6,895,000 shares issued and outstanding at March 31, 2020 and 2019	69	69
Additional paid-in capital	-	-
Accumulated deficit	(233,211)	(117,644)
Total stockholders' equity	(233,142)	(117,575)
Total liabilities and stockholders' equity	$ 489,685	$ 273,064

See independent accountants' review report and accompanying notes to the financial statements.

TANOSHI, INC

STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2020 and 2019

(unaudited)

	2020	2019
Revenue		
Sales, net	$ 1,046,879	$ 442,248
Total revenue	1,046,879	442,248
Cost of goods sold	758,050	313,174
Gross profit	288,829	129,074
Operating expenses		
Payroll and related expenses	101,555	8,800
General and administrative	66,416	19,542
Advertising and marketing	118,188	57,702
Research and development	88,942	20,207
Total operating expenses	375,101	106,251
Income (loss) from operations	(86,272)	22,823
Other (expense)		
Interest expense	(29,295)	(25,608)
Total (expense)	(29,295)	(25,608)
Net income (loss) before income taxes	(115,567)	(2,785)
Provision for income taxes	-	-
Net income (loss)	$ (115,567)	$ (2,785)

See independent accountants' review report and accompanying notes to the financial statements.

TANOSHI, INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended March 31, 2020 and 2019

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on March 31, 2018	6,905,000	$ 69	$ -	$ (114,859)	$ (114,790)
Shares issued for services	30,000	-	-	-	-
Cancellation of shares	(40,000)	-	-	-	-
Net income (loss)	-	-	-	(2,785)	(2,785)
Balance on March 31, 2019	6,895,000	69	-	(117,644)	(117,575)
Net income (loss)	-	-	-	(115,567)	(115,567)
Balance on March 31, 2020	6,895,000	$ 69	$ -	$ (233,211)	$ (233,142)

See accountants' review report and accompanying notes to the financial statements.

TANOSHI, INC

STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ (115,567)	$ (2,785)
Changes in operating assets and liabilities:		
Accounts Receivable	(28,542)	(11,801)
Tooling	-	8,812
Inventory	78,029	(91,568)
Accounts payable and accrued expenses	1,186	(3,058)
Accrued expenses	7,872	40,740
Advances Related Party	-	(40,728)
Net cash used by operating activities	(57,022)	(100,388)
Cash flows from financing activities		
Proceeds from issuance of SAFEs	43,000	1,000
Procees from Issuance of SAFEs - related party	40,000	4,000
Proceeds from notes payable, net	228,960	171,433
Proceeds from notes payable, net - related party	11,170	-
Net cash provided by financing activities	323,130	176,433
Net increase (decrease) in cash	266,108	76,045
Cash at beginning of year	105,220	29,175
Cash at end of year	$ 371,328	$ 105,220
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 9,547	$ 1,916
Income taxes	$ 800	$ 44

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tanoshi, Inc. ("the Company") was incorporated on December 16, 2016 under the laws of the State of Delaware, and is headquartered in Oakland, CA.

The Company was created to provide a brighter future for all kids. Tanoshi, Inc. believes that every child should have the opportunity to develop 21st century computer skills needed to excel in today's school environment, such as typing, familiarity with common productivity apps, and coding. However, kids from lower income households and school districts do not have the same opportunities as those from more affluent families and school districts. To that end, the Company has developed the Tanoshi 2-in-1 device which helps to bridge that digital divide gap by offering families a fun, age appropriate, educational, and affordable device to learn computers skills and to help kids complete their school assignments.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is March 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the two years ended March 31, 2020 and 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment of the devices.

Returns

The Company offers a full refund or exchange for any order received in defective or damaged condition within 30 days from the date of purchase. After receiving the returned product, Tanoshi will inspect the product and issue a full refund or send a replacement computer, as requested, subject to the following:

If a product is not damaged or defective as described, Tanoshi will notify the customer that the return has been rejected, and no refund will be issued to the customer.

For all other returns on products from within the United States, customers must request a return authorization within 30 days of the product being shipped. The customer may ship the return product themselves, or request Tanoshi purchase a label at the customer's expense. After receiving the returned product, Tanoshi will inspect the product and issue a full refund subject to the following:

Any returned product(s) must be returned in all of their original packaging and in like-new condition. Tanoshi may reject the returned product if there is damage to the product and/or product packaging. If a product is deemed unfit for return, Tanoshi will notify the customer that the return has been rejected, and no refund will be issued to the customer.

The customer can choose one of the following options:

1. The product will be shipped back to the customer at a shipping cost of $30 ; or
2. The product will be recycled.

If one of the options above is not selected within 14 days of Tanoshi informing the customer that the return has been rejected, the product will be recycled.

Warranty

The Company offers a limited, one-year warranty on their devices sold in the United States. Tanoshi warrants that the hardware products it manufactures will be free from defects in materials and workmanship. The limited warranty term is one year beginning on the date of invoice from either Tanoshi or a Tanoshi authorized reseller. This limited warranty does not cover any items that are in one or more of the following categories: software; external devices (except as noted above); accessories or parts added to a Tanoshi system after the system is shipped from Tanoshi; accessories or parts that are not installed by Tanoshi.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Our ecommerce business continues to recover and perform sufficiently well in this challenging environment. To date, we have successfully navigated the business during the COVID-19 pandemic, managing our working capital effectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At March 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At March 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the years ended March 31, 2020 and 2019, the Company determined no such impairment charge necessary.

Trademark

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company has one trademark that has a life of 10 years, but can be renewed every ten years in perpetuity. As such, the Company is not amortizing the trademark at this time and reviews annually for impairment. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at March 31, 2020 and 2019.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended March 31, 2020 and 2019, the Company recognized $118,188 and $57,702 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the year ended March 31, 2018.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the federal and state tax rates:

	2020	2019
Federal Tax Rate	21.00%	21.00%
CA Tax Rate	8.84%	8.84%
Blended rate	27.98%	27.98%

The following table outlines the estimated deferred tax assets of the Company at March 31:

	2020	2019
Net operating loss carryforward	$ (282,342)	$ (166,776)
Total deferred tax asset	79,009	46,670
Valuation allowance	(79,009)	(46,670)
Deferred tax asset, net	$ -	$ -

The change in valuation from March 31, 2019 to March 31, 2020 was an increase of $32,339.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU had a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 11, 2021, the date these financial statements were available to be issued and noted the following for disclosure.

In April of 2020, the Company received a PPP loan in the amount of $56,400 with an interest rate of 1%. The first payment was due November 5, 2020 with the final payment due April 21, 2022. This loan is eligible for forgiveness and the Company is expecting 100% forgiveness.

Between March 2020 and June 2020 Tanoshi settled a long-term unfulfilled services contract with Gossamer LLC. This involved a mutual no-fault agreement to exit the contract for four equal payments of $5,000 dollars and 10K in stock options to a board member. The board member also left the Tanoshi board at the time.

In May 2020 Tanoshi paid back a previously uncategorized loan of $15,000 provided to the company by an employee in the amount of $17,178 as part of a no-fault agreement addressing the employee's termination from the company for non-performance over 2 years prior.

In June 2020 Tanoshi received a loan of $149,900.00 with a 3.5% interest rate from the EIDL SBA loan program for losses related to factory closures and delayed shipping during the COVID 19 crisis. The first payment on this loan is April 2021, but the loan is currently in forbearance and has a term of 30 years. Tanoshi is expected to repay this loan in June of 2050.

In December of 2020, the Company entered into a short-term promissory note of $35,000 with an interest rate of 15% and to be paid back within three months. As a part of the agreement, warrants were issued for no less than 6,908 shares. Repayment of this loan was extended in March 2020 by seven months in return for an additional 5756 shares. To date, $10K of this loan has been repaid, on time, with a current balance of $25K. The next payment shall be April 20th.

In February of 2022 the Company received a second PPP loan in the amount of $58,559.00 with an interest rate of 1% The final payment due February 22, 2027. This loan is eligible for forgiveness and the Company is expecting 100% forgiveness.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $233,211 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of March 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended March 31, 2020 and 2019, the Company entered into loans with a related party. For the year ending March 31, 2019, there were three 1.81% loans that totaled $30,000 with accrued interest of $738 and were outstanding at year end. During the year ended March 31, 2020, the Company entered into an additional note for $10,000 which accrued interest at 10%. The outstanding balance for all loans as of March 31, 2020 was $40,000 with accrued interest of $1,908.

Prior to the year ending March 31, 2019, the Company entered into three SAFE agreements with related parties. These SAFE agreements were still outstanding as of March 31, 2019 in the amount of $50,000. During the year ended March 31, 2020, the Company entered into two more additional related party SAFE's. Outstanding amounts as of March 31, 2020 for related party SAFE's was $90,000. The terms of the SAFEs are as follows:

- If there is a qualified equity financing, the Company will automatically issue to the investor a number of shares of Safe Preferred Stock equal to the purchase amount divided by the conversion price.
- There is a valuation Cap of $5,000,000 and a discount rate of 80%.
- The Conversion price means either: (1) the Safe Price (price per share equal to the valuation cap divided by the company capitalization) or (2) the discount price (price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate), whichever results in a greater number of shares of safe preferred stock.

NOTE 5 – LOANS PAYABLE

During the year ended March 31, 2019, the Company entered into a 15% interest loan for $15,000. As of March 31, 2020 and 2019 the outstanding balance including accrued interest was $25,306 and $22,011, respectively. During the year ended March 31, 2019, the Company entered into a variable interest rate (ranging between 4% and 5.5%) loan for $15,000. As of March 31, 2020 and 2019 the outstanding balance including accrued interest was $17,238 and $16,147, respectively.

During the year ended March 31, 2019, the Company entered into four short-term, 15% loans for a total amount of $280,000. As of March 31, 2019, the outstanding balance including accrued interest was $149,014. During the year ended March 31, 2020, the Company repaid the balances in full including interest.

The Company recognized interest expense of $29,295 and $25,608 during the years ended March 31, 2020 and 2019, respectively.

NOTE 6 – SAFEs

Prior to and during the year ending March 31, 2019, the Company entered into eight SAFE agreements. Three of the SAFE agreements are related party and discussed in the related party footnote above. The remaining five SAFE agreements were still outstanding as of March 31, 2019 in the amount of $51,000.

During the year ended March 31, 2020, the Company entered into six more additional SAFE's. Two of the SAFE agreements are related party and discussed in the related party footnote above. The remaining four SAFE agreements were still outstanding as of March 31, 2020 as well as the five issued in previous years in the total amount of $94,000. The terms of the SAFEs are as follows:

- If there is a qualified equity financing, the Company will automatically issue to the investor a number of shares of Safe Preferred Stock equal to the purchase amount divided by the conversion price.
- There is a valuation Cap of $5,000,000 and a discount rate of 80%.
- The Conversion price means either: (1) the Safe Price (price per share equal to the valuation cap divided by the company capitalization) or (2) the discount price (price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate), whichever results in a greater number of shares of safe preferred stock.

NOTE 7 – COMMON STOCK

At both March 31, 2020 and 2019, the Company has 15,000,000, $0.00001 par value, shares of common stock authorized, with 6,895,000 shares issued and outstanding.

During the year ended March 31, 2019 the Company issued 30,000 shares for services valued at par value. There were also 40,000 shares cancelled during the year.

There were no common stock transactions during the year ending March 31, 2020.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Tanoshi, Inc.

Providing an equitable digital education for every child


Tanoshi
Preparing all kids
for a digital future
AS SEEN ON:
GOOD MORNING AMERICA
SHARK TANK

Website | Oakland, CA | TECHNOLOGY

$76,023 raised

101 Investors	$30M Valuation
$3.00 Price per Share	$99.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Featured on Shark Tank. Named 2021 Best Laptop for Elementary School Kids on ABC's Good Morning America. A best seller on Amazon. Generated more than $3M in revenue with less than $250K from investors. Tanoshi is preparing all kids for a digital future.

Overview | Terms | Updates 20 | Comments | Follow

Reasons to Invest

- Closing the homework gap: Tanoshi computers start at only $199 and they're built to work with or without high-speed internet at home.
- Strong consumer demand: Generated over $3M in actual revenue and sold more than 15,000 computers.
- Real traction: Best-seller on Amazon and Walmart.com. As seen on Shark Tank.


As seen on Shark Tank

OVERVIEW

Educational, equitable, and affordable.

Tanoshi is not just another Silicon Valley tech company. We are leading the way for tech done right. We believe ALL kids deserve the best education possible, regardless of socioeconomic barriers, so we are leveling the playing field and closing the tech learning gap. Our team of only 5 full-time employees is dedicated to providing a brighter future for ALL kids.

Rewards

Get rewarded for investing more into Tanoshi, Inc.:

$99+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$2,500+ Investment

$2,500+

Receive 5% bonus shares

$10,000+ Investment

$10,000+

Receive 10% bonus shares

$25,000+ Investment

$25,000+

Receive 15% bonus shares

$50,000+ Investment

$50,000+

Receive 20% bonus shares


We Are Leveling The Playing Field...
...And Closing The Tech Learning Gap

As our mission is to provide an equitable digital education for every child, once we raise $50K we will donate 15 Tanoshi Computers to foster kids, with more computers donated as we hit our milestones!

Raised Milestones And Computers To Be Donated


Computers to be Donated
300
200
100
0
15
25
50
75
100
125
150
175
200
225
270
$50,000
$100,000
$200,000
$300,000
$400,000
$500,000
$600,000
$700,000
$800,000
$900,000
$1,070,000
Anticipated Raise Amount

THE PROBLEM

Computers are the new textbooks, yet millions of kids lack the resources needed for effective computer learning

At the onset of COVID, 50 million US K-12 students had to shift from classroom learning to distance learning. However, 16 million U.S. students and 800 million students worldwide were without a computer or internet access. Without computers kids are falling behind.

Computers Are The New Textbook, But...


50 Million Students
15 Million To 16 Million (~30%)
of these students lack adequate internet or devices for at home learning

Furthermore, 90% of parents want their kids to learn coding and computer skills, as those are necessary skills for many of the best paying future jobs. Yet more than 50% of K-12 students in the U.S. never have the chance to study computer science in school, thus creating a tech and economic gap in society. Even in San Jose, at the heart of Silicon Valley, 55% of low income residences are unconnected.

The Majority Of Schools Don't Teach Computer Science


90%
of parents want their child to study computer science
53%
of high schools DON'T teach computer science
The Lack Of Computers And Computer Science Courses Are
Furthering The Job Opportunity And Economic Divide In The U.S.

THE SOLUTION

Fun, age appropriate and educational learning products designed to close the tech learning gap

Tanoshi's first learning gap closing products are unique computers for school-age kids. Each Tanoshi Computer is designed to be just the right size for kids ages 6-12, and comes with age appropriate parental controls and educational content. Tanoshi Computers are Android-based, so that they work great online or offline, can be used as a laptop or a tablet, and are affordable for most families, schools and learning centers.


2019
BEST LAPTOP FOR KIDS
The National Parenting Center
Seal of Approval

★★★★★

"I bought this for my very intelligent 12-year-old and I was worried it would be "too kiddish", NOT at all!!😀 **If I could I would give it 6.**"

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


Tanoshi
Rocks!

THE MARKET

We are looking at a market worth HUNDREDS of billions

More than $227 Billion per year is spent on EdTech products, and this number only continues to grow! Pre-COVID consumer electronic sales of computers and tablets is another 300 million units a year.

EdTech Spend Will Nearly Double In The Next 5 Years



Growth In Total Global Expenditure On Education Technology


$227B
$404B
2020
2025

Our immediate target market is 10% of all consumer electronic computer and tablet sales, or approximately $30 billion, and we intend to expand into other educational technology categories in the future.



Our Immediate Target Market Is Approximately

$30 Billion

OUR TRACTION

Best-selling products with millions in revenue and MAJOR media features

We are a bestseller on Amazon and Walmart (the #1 and #2 selling sites in the US), and have appeared on the nationally televised and award winning show Shark Tank.


Walmart.com
Nearest Store
NextDay delivery
11373
252 results
Sort & Filter
BEST SELLER
Tanoshi 2-in-1 Kids Computer a Laptop for Ages 6-12, 10.1"...
13
$199.99
Sold & shipped by Tanoshi
Free shipping

Our average selling price is going up, our customer acquisition cost is going down, and gross margins have increased every year since launch. Our sales have generated over $3M in lifetime revenue to date, with over 15,000 computers sold.


$3 Million+
Revenue to date
15,000
Computers sold

Between GoFundMe and the help of a very generous philanthropist we were able to provide 600 Tanoshi Computers to kids in need free of charge.



Tanoshi received the 2019 Silicon Valley Educational Foundation- EdTech Innovation Award, our 2-in-1 was named the best computer for beginners by Mashable, and our Tanoshi Scholar was included in the 2021 Best Laptop for Elementary School Kids on ABC's Good Morning America. We have been featured by major media outlets such as Parents.com, Good Day LA, Cheddar TV, and 102.7 KIIS FM with Ryan Seacrest.



As Seen On

Approximately 65% of our Tanoshi Computer users are girls, which falls in line with our original objective to close the gender gap in tech.


BECAUSE GIRLS CODE TOO!


I SMILE BECAUSE
I'M EXCITED ABOUT MY FUTURE.
Taneshi


I HAVE THE FREEDOM TO BE
WHATEVER I WANT TO BE
Taneshi


SHH...
IM WORKING ON BUILDING MY EMPIRE.
PLEASE DON'T DISTURB ME
Taneshi

WHAT WE DO

A best-in-class educational user experience for children ages 6-12

Our initial tech closing gap product, the Tanoshi 2-in-1, launched in 2018. Our next generation computer, the Tanoshi Scholar, launched in the fall of 2020.



The features on all Tanoshi computers include:

- Ability to work online or offline
- Ergonomic youth size keyboard
- Free parental controls
- Educational and age appropriate learning programs



Use As A Computer
Tanoshi

THE BUSINESS MODEL

Hardware and accessory sales bolstered by complementing subscription services

Our business model is very similar to Amazon or Apple. We make money from hardware and software sales, as well as complementing services and accessories.



Good Margin
Very Good Margin
Great Margin
Computers
Accessories
Software and Services

For 2020 (ending March 31st,) our total cost of goods sold was $759 thousand, our total revenue was $1.04 million, resulting in a gross margin of 29%. These numbers are projected to grow exponentially in the coming years.

To make our products as accessible as possible, we also offer a no-interest payment plan for those who need to pay in installments.

Our Customer Acquisition Cost is Decreasing While the Computer Average Selling Price (sold on Amazon) is Rising


ASP On Amazon
CAC
$171
$26
$184
$22
$213
$15
FY19
FY20
FY21

HOW WE ARE DIFFERENT

We are reaching a largely untapped age group market, with educational products designed to give ALL kids an equal opportunity

Tanoshi fills a large gap in the consumer electronic market. Our products are designed specifically for kids between ages 6-12, a huge untapped market with a proven need and desire from both parents and kids. Most of our competitors focus on heavily filtered "kids tablets" for toddlers, while the majority of traditional computers and tablets are really only appropriate for older kids (ages 13+), and often include content not appropriate for pre-teens.

We're Fulfilling The Needs Of An Untapped Market

Ages 6-12
School Age Kids

Ages 2-6
Toddler Tablets

Ages 13+
Adult Products



Additionally our computers are built with offline capabilities so that they can be used even by kids who do not have access to high-speed internet.

Computer Comparison

	TANOSHI 2-IN-1	TANOSHI SCHOLAR (NEW)	APPLE IPAD	HP CHROMEBOOK X2
PRICE	$199	$299	$329	$599
DURABLE/ KID PROOF	SEMI plastic touchscreen	YES, 2'6" drop proof, splash proof	NO glass touchscreen	SEMI glass touchscreen
KEYBOARD INCLUDED	YES, child-size	YES, tween-size, splash proof	NO, +$149 more	YES, adult-size
OS	ANDROID 7	ANDROID 10	IOS	CHROME OS
WEBCAM PRIVACY COVER	NO	YES	NO	NO
PRE-LOADED CONTENT FOR AGES 6-12	YES	YES	NO	NO
WORKS WITH OR WITHOUT INTERNET	YES	YES	YES	NO

THE VISION

Tanoshi aims to be the leader in educational consumer electronic products and services

Our goal is for Tanoshi products to be available in every consumer electronic store (brick-and-mortar and online) within the next 3 years, as well as in multiple countries outside the US. Our computers will be implemented in many schools and after-school programs that will benefit from our affordable pricing and unique user experience. Within 5 years we intend to be #1 in our category in the world!

Our Goal Is To Be The #1 Kids Tech Brand In The World



OUR LEADERSHIP

We are industry experts with a deep care for and commitment to the futures of our children

Tanoshi's founders are sons and daughters of educators, with an advisory board made up of industry experts, teachers and parents.


MEET OUR BOARD MEMBERS
Tanoshi
Providing an equitable digital education for ALL kids.
Brad Johnston
Lisa Love
Elizabeth Xu
Purnam Sheth

Tanoshi has a Diverse Board of Directors and is 50/50 female/male. We were also the 2019 recipient of the EdTech StartUp Innovation Award from the Silicon Valley Education Foundation.

Our Accelerator Programs

FOUNDER GYM

started



TECH FUTURES GROUP

Tanoshi is the Japanese word for "fun". At Tanoshi, we strive to make learning fun!



Tanoshi!!

Brad Johnston
CEO, Chairman Board of Directors and Co-Founder



- Over 17 years of experience in the consumer electronics industry for Vizio and Toshiba; and consulting for Dell, HP, Intel, Fujitsu, Logitech, and others. Also former English as a second language (ESL) instructor.
- Developed and led a strategic initiative that grew CE category sales from $500K per year to over $20 million a year in only two years.
- Led development of an award-winning line of touchscreen laptops and all-in-one computers.
- Grew sales of new and unique products from 5% market share to 65% market share in under 12 months.
- BA in Economics and Political Economy from Pitzer College, Member of the Claremont Colleges. Master Degree in Commerce, University of Sydney, Australia
- Mother was a public school teacher and father an entrepreneur. Grew up seeing the disparities between wealthy kids with access to latest learning products, versus poorer kids who could not even afford basic school supplies.
- International Rotary Scholar and volunteer at 2000 Sydney Olympic Games.
- Learn more on LinkedIn



Lisa Love
CMO, Board Member and Co-Founder

- Over 20 years experience in CPG and retail marketing. Brand and product manager at Fortune 500 companies including Kraft Heinz and Del Monte.
- 11 years working for the #1 online wine retailer across operations, merchandising, and partnerships.
- Managed a portfolio of brands that generated revenue of up to $75M.
- Grew a gift basket business on Amazon from launch to over $1M in less than 3 years.
- Entrepreneur Magazine: 100 Powerful Women of 2020.
- Inc Magazine: Top 100 Women Entrepreneurs of 2020.
- MBA in Marketing at the HBCU, Clark Atlanta University.
- Mom taught in the Los Angeles Unified School District for 50 years. Dad was one of the first Black electrical engineers to graduate from Purdue University.
- Learn more on LinkedIn


Kate Traub
COO, General Counsel
and Co-Founder

- Over 15 years experience as a transactional attorney; guiding companies on start-up, licensing, intellectual property, and non-profit issues.
- Corporate attorney experience at sales platform conversion start-up, TrialPay, before opening own firm focused on start-ups and IP law.
- BS Computer Sci Georgia tech, MS in HST Ivan Allen College, J. D. Georgia State College of Law, LL.M. Santa Clara University School of Law.
- Dad was a former teacher who devoted his life to educational product innovation - creating a legacy of over 40 patents. Mom was a working artist and art professor.
- Lifelong gamer and current business advisor to a small gaming company.
- Learn more on LinkedIn


Greg Smith
Co-Founder and
Director of Fun

- Over 13 years product development with Mattel, Broderbund, Printmaster, HP, Xerox and Northwest Education Association.
- Having self-taught how to program a computer, skipped college and started working on writing and producing video games.
- Passionate about improving product and after-sales customer experience.
- Taught most of his family and friends how to use computers.
- Frequent volunteer for San Francisco Gay Men's Chorus events.
- Learn more on Linkedin


Elizabeth Xu
Board Member

- C-level executive with 20+ years of global technology and digital transformation experience, including stints at IBM, BMC and CP Group.
- Won numerous awards, including: 2013 Women of Influence of Silicon Valley, 2017 Women in Technology International (WITI) Hall of Fame winner, Female Technologist of the year, and Female Executive of the Year.
- Stanford University lecturer. Taught big data, global operation and leadership classes. Frequent speaker at industry conferences and events.
- Founder, chairwoman and board member of Be the Change Foundation. Advisory board member of WITI.
- Education includes: Master of Science from Peking University, Master of Computer Science from University of Nevada, and executive programs at Berkeley and Stanford.
- Learn more on LinkedIn

Purnam Sheth
Board Member



- Veteran technology and engineering executive with a track record of delivering award-winning and category leading products in AI, mobile, and Cloud services.
- Led product development teams at large corporations and startups including: Cisco, Blackberry, Pelican Imaging, Calix, and VMware.
- 3X winner of Cisco's Pioneer Technology Award ("Emmy Award for Engineering").
- Bachelor of Math and Computer Science from the University of Waterloo.
- Passionate about supporting youth education with hands-on schooling, exploring, and self-learning.
- Learn more on LinkedIn

Tanoshi is growing fast and we are hiring! Contact us at jobs@tanoshiinc.com.

We have an immediate opening for an Android Software Engineer, learn more here: https://bit.ly/3vkdhq5.

WHY EQUITY CROWDFUNDING

Traditional startup funding has failed throughout the years to support female and female + male co-founded companies

According to a recent report from Crunchbase, global funding for female + male co-founded companies is going down. Tanoshi believes equity crowdfunding can help level the playing field.


Global Proportion Of Dollars To Female-Only
And Female/Male Co-Founded Companies
Female Only
Female/Male Co-founded
13%
10%
8%
9%
10%
9%
7%
5%
3%
2%
2%
2%
2015
2016
2017
2018
2019
2020
Crunchbase News
Startups without founders listed in Crunchbase are excluded.
Private equity is also excluded.

WHY INVEST NOW

Changing lives by leveling the playing field for children around the world

Tanoshi is a mission-driven tech company, with the goal to level the playing field in education. Although we are still a new startup, we have already generated over $3 million in lifetime revenue with less than $250K from investors. Within 5 years, we aim to be the leading brand in our category worldwide. An investment in Tanoshi is an investment in a brighter future for ALL kids.

We are tech done right.


Tanoshi

In the Press

Parents · TODAY · BOOVE · DAILY MOM · BLACK ENTERPRISE · Entrepreneur

GadgetFlow

SHOW MORE

Offering Summary

Company : Tanoshi, Inc.

Corporate Address : 505 14TH ST STE 900 , Oakland, CA 94612

Offering Minimum : $9,999.00

Offering Maximum : $1,069,998.00

Minimum Investment Amount (per investor) : $99.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 3,333

Maximum Number of Shares Offered : 356,666

Price per Share : $3.00

Pre-Money Valuation : $30,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 24 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first 30 days and receive an additional 5% bonus shares

Amount-Based:

$2,500+

•Receive 5% bonus shares

$10,000+

•Receive 10% bonus shares

$25,000+

•Receive 15% bonus shares

$50,000+

•Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tanoshi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive and own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Inter company debt or back payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Tidbits from Tanoshi: Watch Team Tanoshi on Shark Tank This Weekend

20 hours ago

Greetings!

As some might know, May of 2020 was a turning point for Tanoshi. We danced on cloud nine the entire month as our Shark Tank episode aired for the first time. After the airing, as you can imagine, sales soared and the Tanoshi brand gained huge awareness.

A couple of months later, in July 2020, our episode aired again. BONUS points!

I'm happy to announce, now's your chance to watch our episode!

This weekend, our segment will air again on CNBC. 🙌🏾



The beauty of all this...for many years to come, our episode will continue to air, which means free publicity and awareness to millions of new viewers and potential customers. As Head of Marketing, I LOVE this! I can't ask for a better ROI.

Be sure to tune in:

Saturday, Sept. 18 at 5 pm

Sunday, Sept 19 at 2 pm

All on CNBC.

Enjoy! 🤩

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕

Tidbits from Tanoshi: We just donated Tanoshi computers to foster kids

5 days ago

Greetings!

Did you know? Foster kids are the most underserved segment in America, with only 21% of foster youth in urban areas having access to a computer at home and 5% of foster youth in rural settings having access. That's why it's a no-brainer for Tanoshi to donate a specific number of computers to foster children after each milestone is reached.

I'm happy to say that we just donated 15 Tanoshi Scholar Computers to foster kids through **iFoster**.

Thank you to our amazing investors in our equity crowdfunding campaign which made this possible.

Read the full **press release**, and learn how you can help foster youth have a brighter future.

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕



Tidbits from Tanoshi: We just hit a HUGE milestone ‼️

16 days ago

Greetings!

We've been saying all along that sales this year have been strong. The proof is in the books.

We just hit a huge milestone. We started selling Tanoshi computers in 2018 and we've now generated **more than $3,000,000** in lifetime revenue! AND...we hit this milestone with **less than $250K from investors!** 😲

Needless to say, we are a seasoned, passionate team of founders that's been able to take minimum investment dollars and grow it more than 10x.

Tanoshi is preparing all kids for a digital future, no matter their socio-economic background.

Tanoshi is giving all kids a fair chance to succeed.

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕


Tanoshi
Preparing all kids for a digital future
AS SEEN ON:
GOOD MORNING AMERICA
SHARK TANK

Tidbits from Tanoshi: An Amazon Financial Update 📈

23 days ago

Greetings!

In 2018, Tanoshi started selling on Amazon. Since then, Amazon has been our #1 channel for sales.

This year, we're witnessing our best traction and sales ever on Amazon!

We're excited to report our year-to-date Amazon numbers. **Watch the video** as Brad Johnston, our CEO, gives more details into this year's results. Here are some of the highlights:

- Total Sales Dollars - +84%
- Average Selling Price - +10%
- We've shipped over 2,500 units of product this year, mainly computers.
- We're on pace to hit over $1M in revenue on Amazon this year. 🙌



Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕

Tidbits from Tanoshi: Good Morning America Airs Tanoshi as a Top Pick 😲

30 days ago

Greetings!

Nothing beats waking up on a Friday the 13th - to see the product you designed, built, and promoted all year long, featured as the **2021 Best Laptop for Elementary School Kids** on ABC's Good Morning America. ☀🤗

That's exactly what happened this past Friday. 🥳

The Tanoshi Scholar was launched last November and is now in the lineup with Lenovo, Microsoft, and Apple and named the top pick for laptops for grade school kids. Not bad for a small startup that launched its first product in 2018, has received no VC funding, and has turned $184K of family/friends investment into nearly $3M in revenue.

We are witnessing tremendous momentum and growth this back-to-school season. And with the continued uncertainty surrounding COVID, we expect this momentum to continue into the holidays. With that, we are planning for a strong holiday season.

Now's the time to get on board!


back to school
GMA

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕

Tidbits from Tanoshi: Named a Top 25 GSV Cup Finalist!

about 1 month ago

Greetings!

In case you missed it...the ASU+GSV Summit is happening right now. This Summit is the grandfather of conferences in the EdTech space.

Back in May, I announced that we made it to the Elite 200 in the GSV Cup. I am even more excited and honored to announce that we've been named a **Top 25 GSV Cup Finalist**! 🥳 The Top 25 were selected out of over 700 global EdTech startups by 150 investor judges.

Brad is at the Summit now, making some wonderful new connections and catching up with our existing relationships.

If you're in the area, we'd love to meet you. Today is the last day. Please stop by our booth.


WORLD'S MOST INNOVATIVE
EDUCATION • DIGITAL LEARNING COMPANIES
TOP 25
2021 GSV CUP
CONNECT WITH US
IN THE GSV MARKETPLACE
AUGUST 9-11 | AT THE ASU+GSV SUMMIT
Pearson
WALTON FAM
FOUNDATI
KAPLA
Tanoshi Scholar
edmentum

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Tanoshi, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Tanoshi, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Tidbits from Tanoshi: A Financial Update 📈- First 6 Months of 2021

about 1 month ago

Tanoshi is on fire! 🔥We had a very strong first 6 months where total revenue is up +85% over last year.

Watch Brad Johnston, CEO of Tanoshi, give the first half of 2021 financial results.

We're very excited about the next 6 months, as we head into our peak seasons, back-to-school, and then the holidays.



Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕

Tidbits from Tanoshi: We JUST sealed the deal!

about 2 months ago

Greetings!

Team Tanoshi has been in talks with a new manufacturing partner, so I wanted you to be one of the first to hear the EXCITING NEWS!

This manufacturer is loving our growth and we just signed an agreement with...(drum rolls 🥁🥁🥁)...Net 90 Day Terms!

YES! We believe we have one of the best manufacturing terms in the industry.

I'd like to give a shout-out and tall props to James Wei who handles our Asian Relations, for his hard work to make this come to fruition.

These terms just put us on another level. #gamechanger 🤩

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕


INVEST
TODAY
JOIN TANOSHI IN MAKING AN IMPACT
Tanoshi

Tidbits from Tanoshi: We're one of the winners!

2 months ago

Greetings!

Lately, I've been talking a lot about Pharrell Williams' Black Ambition Competition, simply because I've been in awe. I've been on this thrilling ride and the experience has been priceless. Team Tanoshi and I are extremely grateful to have been picked out of thousands of applicants, to be one of the finalists for this inaugural year. 😊

This past Tuesday was the final celebration and I was almost in tears as I listened to some of the founder's stories. Plus, the words from both Pharrell Williams and the CEO of Black Ambition, Felecia Hatcher, were so moving and motivational that I can't help but to hold my head up and keep pushing.

As one of the Black Ambition finalists, I am thrilled to announce that Tanoshi will receive $15K. We are very appreciative of not only the financial award but everything the Black Ambition team has done to help remove the barriers for Black and Latinx founders so that they too can excel in their entrepreneurial endeavors.

We are so glad you are here with us, as we tackle the digital divide and help children everywhere. 🙏

"Black Ambition is ambition at its core. It's creating an environment where Black & Latinx founders are uninterrupted." ~Felecia Hatcher, CEO of Black Ambition

***

Invest Today in Tanoshi for as little as $249 and give a child the opportunity for a brighter future.

We are happy to answer any questions. Please ask in the comments.

Stay safe and be well!

Thank you.

Lisa 💕


Tanoshi
GOOD NEWS!
WE'RE ONE OF THE WINNERS!

SHOW MORE UPDATES

Comments (5 total)

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TaShauna H. 3 INVESTMENTS an hour ago
When is this round closing? I want to invest. I just purchased a laptop for my grandson and I'm getting one for my granddaughter next month.
0

Sarvish A. 4 months ago
Not trying to be mean here but you are competing with google with android software. What are you offering that google isn't"?
0 View 1 reply

Rachel G. 3 INVESTMENTS 4 months ago
How is this more than just another android tablet preloaded with a specific set of apps? Comparing to other similar Android tablets, Tanoshi is rather expensive, which is a concern when trying to make accessible to as many kids possible.

The way I see it, the best revenue stream should be software. Are the pre-installed app/s proprietary? What is the breakdown of the 2.5MM revenue between hardware, accessories and software?

Thanks
0 View 1 reply

Aaron A. 8 INVESTMENTS 5 months ago
Less than a year ago you asked for a $6.25M valuation on Shark Tank and settled on a $2.5M deal. Did the deal with Daymond actually close? Did you license with anyone? What has been done since to justify an increase to $30M valuation?
0 View 1 reply

Austin H. 1 INVESTMENT 6 months ago
Looks interesting. Would love to learn more.
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script for Equity Crowdfunding Campaign

Our Story

Lisa - talks about the problem

Do you remember grade school? What if you didn't have access to your own textbooks? Completing homework assignments would be pretty difficult, right?

Computers are now what textbooks were back in the day. Without a computer, kids fall behind.

An inequitable education system has existed for centuries and students lacking resources is not a new problem. Unfortunately, the digital divide is widening and COVID simply exposed the huge disparity that already exists, specifically 16 million K-12 students in the U.S. were without a computer or Internet access. 800 million worldwide.

Brad - speaks about the solution/vision

Now imagine a world where every child has a fair chance to succeed. Where every child has a modern-day computer at home where they can do online learning. Or they can work offline even if they don't have high-speed internet at home. Imagine a world where every child has the opportunity to excel in school, and even learn how to code.

The time equitable digital learning is now, and Tanoshi is leading the way.

Lisa - Traction

In 2018, our first year on the market, we quickly built momentum with our flagship product, the Tanoshi 2-in-1. That year, the Tanoshi rose to a best seller on Amazon, and despite selling out, it still generated half a million dollars in sales. Both kids and parents love our educational, affordable, and safe laptops specifically designed and built for ages 6-12.

In 2019 we began selling on Walmart.com, and more than doubled year-over-year sales, to over 1 million dollars!

In 2020, demand for our educational and affordable computers skyrocketed as Tanoshi appeared on Shark Tank and COVID forced students into remote learning. To date, over 10,000 Tanoshi computers have been sold, generating over $2.5 million in revenue. And we are just getting started.

Brad - Market Size

Every year approximately 300 million computers and tablets are purchased worldwide. And we believe that every year the number of computers needed for kids ages 6-12 is growing.

Last year, $227 billion dollars was spent on EdTech products worldwide. That number is expected to nearly double within the next 5 years. This is a huge growth market. There's no reason why we can't get the necessary educational tools into the hands of every school-age child.

Lisa - Wrap up

We are growing fast. And to keep up with demand, we need to grow our team, our supply, and continue to develop the best educational products for today's school kids.

Brad - Ask

We can keep going at our current sales rate and we believe we can double or triple sales year-over-year. However with your investment we believe we can grow 10 - 100 times, reaching millions of kids throughout the world. It is our goal to become the leader in educational consumer electronics for school-age kids, providing learning technology products that are accessible to every child.

Please join us as we develop the best educational, innovative, affordable, and safe products for ALL school-age kids.

Thank you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BYLAWS OF

TANOSHI INC.

Adopted February 12, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 Place of Meetings. Meetings of stockholders of Tanoshi Inc. (the "Company") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "Board"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "DGCL"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2 Annual Meeting. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the DGCL, an annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

1.3 Special Meeting. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 ***Notice of Stockholders' Meetings***. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5 Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in section 1.6, until a quorum is present or represented.

1.6 Adjourned Meeting; Notice. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and section 1.10 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 Conduct of Business. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business, and shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

1.8 Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in section 7.2 of these bylaws), provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 Stockholder Action by Written Consent Without a Meeting. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by Section 228 of the DGCL to the Company, written consents signed by a sufficient number of holders to take action are delivered to the Company by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, and, for the purposes of this section 1.9, if evidence of such instruction or provision is provided to the Company, such later effective time shall serve as the date of signature. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective.

An electronic transmission (as defined in section 7.2) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10 Record Dates. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 1.10 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1 Powers. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 Number of Directors. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3 Election, Qualification and Term of Office of Directors. Except as provided in section 2.4 of these bylaws, and subject to sections 1.2 and 1.9 of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4 Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the

Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 Conduct of Business. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 Special Meetings; Notice. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile;

(iv) sent by electronic mail; or

(v) otherwise given by electronic transmission (as defined in section 7.2),

directed to each director at that director's address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9 Quorum; Voting. At all meetings of the Board, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10 Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this section 2.10 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

2.11 Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 Removal of Directors. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 Meetings and Actions of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) section 2.5 (Place of Meetings; Meetings by Telephone);

(ii) section 2.7 (Regular Meetings);

(iii) section 2.8 (Special Meetings; Notice);

(iv) section 2.9 (Quorum; Voting);

(v) section 2.10 (Board Action by Written Consent Without a Meeting); and

(vi) section 7.5 (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board; and

(iii) notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 Subcommittees. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 Officers. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 Appointment of Officers. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of section 4.3 of these bylaws.

4.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 Removal and Resignation of Officers. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in section 4.3.

4.6 Representation of Shares of Other Corporations. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 Authority and Duties of Officers. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1 Indemnification of Directors and Officers in Third Party Proceedings. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2 Indemnification of Directors and Officers in Actions by or in the Right of the Company. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3 Successful Defense. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in section 5.1 or section 5.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

5.4 Indemnification of Others. Subject to the other provisions of this Article V, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 Advanced Payment of Expenses. Expenses (including attorneys' fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article V or the DGCL. Such expenses (including attorneys' fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in section 5.6(ii) or 5.6(iii) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to section 5.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (i) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

5.6 Limitation on Indemnification. Subject to the requirements in section 5.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article V in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under section 5.7 or (d) otherwise required by applicable law; or

(v) if prohibited by applicable law.

5.7 Determination; Claim. If a claim for indemnification or advancement of expenses under this Article V is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article V, to the extent such person is successful in such action, and, if requested by such person, shall advance such expenses to such person, subject to the provisions of section 5.5. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8 Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9 Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10 Survival. The rights to indemnification and advancement of expenses conferred by this Article V shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11 Effect of Repeal or Modification. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

5.12 Certain Definitions. For purposes of this Article V, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Article V.

ARTICLE VI — STOCK

6.1 Stock Certificates; Partly Paid Shares. The shares of the Company shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 Special Designation on Certificates. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 Lost Certificates. Except as provided in this section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 Dividends. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 Stock Transfer Agreements. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6 Registered Stockholders. The Company:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii) shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7 Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 Notice of Stockholder Meetings. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4 Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1 Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2 Seal. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3 Annual Report. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

Live: March 26, 2021 @ 2:30pm
Down: May 3, 2021 @ 6am

Tanoshi, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

Tanoshi, Inc.

Providing an equitable digital education for every child


Taneshi

Website | Oakland, CA | TECHNOLOGY

Terms

Equity Offering Type	**$30M** Valuation
$3.00 Price per Share	**$249.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Tanoshi is closing the worldwide tech learning gap. We have quickly grown to be a top seller on Amazon and Walmart.com, generating millions in revenue. Our goal is to help millions of kids have a brighter future.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get 10% bonus shares RESERVE NOW

Reasons to Invest

1. **Closing the homework gap:** Tanoshi computers start at only $199 and they're built to work with or without high-speed internet at home.

2. **Strong consumer demand:** Generated over $2.5M in actual revenue, sold more than 10,000 computers and sold out 7 times in 3 years.

3. **Real traction:** Best-seller on Amazon and Walmart.com. As seen on Shark Tank.

Rewards

Get rewarded for investing more into Tanoshi, Inc.:

$249+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$249+
Investment

TTW Reservation Perk

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

If the company reaches our offering maximum, we plan to meet the regulatory requirements to increase our maximum raise amount to $3m.



Reserve Shares

In the Press

Parents · TODAY · BOOVE · DAILY MOM · BLACK ENTERPRISE · Entrepreneur

GadgetFlow

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Meet Our Team



Brad Johnston

CEO, Chairman Board of Directors and Co-Founder

Co-founder, Chairman, CEO, and CTO of Tanoshi. Over 17 years of experience in the consumer electronics industry. Worked for Vizio and Toshiba. Consulted for Dell, HP, Intel, Fujitsu, Logitech, and more. I developed and launched dozens of consumer electronic products. Former International Rotary Scholar.BA in Economics and Political Economy from Pitzer College, Member of the Claremont Colleges. Master Degree in Commerce, with a minor in Marketing from University of Sydney, Australia.



Lisa Love

CMO, Board Member and Co-Founder

CMO and Co-Founder of Tanoshi. Oversee the planning, development, and execution of the marketing strategy for Tanoshi.

I received my MBA in Marketing at the HBCU, Clark Atlanta University. Their motto, "I'll find a way or make one" has become my attitude as I navigate life's journey. My mom taught in the Los Angeles Unified School District for 50 years, mainly the primary grades. She taught in South Central where many of her students fell behind. I watched



Josh Traub

COO, General Counsel and Co-Founder

COO, GC, and Co-Founder of Tanoshi. Oversees legal, risk management, logistic, HR, finance, and day-to-day operations. BS Computer Sci Georgia tech, MS in HST Ivan Allen College, J. D. Georgia State College of Law, LL.M. Santa Clara University School of Law 15+ years experience as a transactional attorney; guided companies on start-up, licensing, intellectual property, and non-profit issues.

I was raised in a household of educators. My father spent his life innovating both educational products and teachers'

Professionally I developed and led a strategic initiative that grew retail CE product sales from $500K per year to over $20 million a year in only two years while working for Toshiba. And I have led development of an award-winning line of touchscreen laptops and all-in-one computers while at Vizio.

But why Tanoshi? My father was an entrepreneur, my sister and mother were public grade school teachers. We grew up in poverty and I started saving for college when I was 12. My career and later Tanoshi grew from my own life experiences a result, I founded a startup that generated over $1 million in sales in its first full calendar year on the market and has quickly become a leader in kids computing space.

my mom persevere through systemic challenges just to bring her students up to grade level. My dad was an engineer and worked for IBM during my childhood. I grew up seeing the benefits of technology and more specifically, the advantages of a computer. Over the years, my parent's passion for education and technology not only opened my eyes to the issues surrounding our education system, but also how I can do my part to help solve these issues through technology.

Later, after B-School over 20 years ago, I began my career working for Fortune 500 CPG (consumer packaged goods) companies, including Heinz and Del Monte in brand and product marketing. I managed a portfolio of brands that generated revenue of up to $75M. I spent 11 years working for the #1 online retailer of wine where I wore many hats and worked in various departments throughout my tenure including operations, merchandising, and partnerships. I later spent time as a marketing consultant and helped numerous businesses and non-profit organizations accomplish their goals. I am passionate about giving all kids a fair chance to succeed.

tools to make learning fun and excellence achievable for all kids. As a result, I internalized at an early age that innovation in design matched with understanding the different ways kids learn, that there are multiple intelligences, is a key factor in expanding educational success to all children.

Originally educated as a computer scientist and historian of technology, I began my law career 18 years ago with a focus on intellectual property. I worked with artists, writers, and inventors to secure their legal rights, before returning to law school to get a Legal Masters (LLM). After my LLM I earned my corporate attorney stripes with my first in-house legal job at the sales platform conversion start-up TrialPay before opening my own firm focused on start-ups and IP law. However, I never forgot my roots in the value of education. By joining Tanoshi in 2017 I brought the passionate lessons about the education of my youth and my career together – now I help expand educational access and achievement through technology.



Greg Smith

Co-Founder and Director of Fun

Co-Founder of Tanoshi.

Lucky enough to have grown up with computers and the internet. After teaching most of his family and friends how to use computers, moving into quality assurance was a natural progression. Began working with Mattel, Broderbund and Printmaster, and then onto companies such as HP and Xerox.

Helping to make a better customer experience had become a passion.

When given the chance to lead the voice of Parents at Tanoshi it was an obvious "Yes"



Purnam Sheth

Board member

Purnam Sheth is a technology executive leading high-performance software engineering teams to deliver disruptive products. He loves building great products and teams, leading complex software platforms, product architecture, and cross-functional leadership while innovating and disrupting the market. 3X winner of Cisco's Pioneer Technology Award ("Emmy Award for Engineering") from CEO @John Chambers. Technology innovation, stellar execution, and cross-functional leadership delivering products in High Availability and Software Modularity for all switching and routing products. Engineering Executive with a proven track record delivering award-winning products, building strong



Elizabeth Xu

Board member

Dr. Elizabeth Xu is a global technology and digital transformation leader, public company board member, and officer, a C-level executive with 20+ years of experience & track record of technology & product strategy/execution & customer satisfaction success. A Stanford University lecturer, she taught big data, global operation and leadership classes, authored a textbook and developed course material. She frequently speaks at industry conferences/events. Dr. Xu was the 2013 Women of Influence of Silicon Valley, 2017 WIT Hall of Fame winner, and received 10+ other awards such as Female Technologist of the year, Female Executive of the Year. A community leader, Dr. Xu is an Advisory teams and partnerships, internal and external ecosystem partners. Energetic and tenacious with an accomplished background focused on Engineering, Architecture, and Solutions with operational excellence.

Board member of WITI & Chairman and board member of Be the Change Foundation; a dedicated mentor for students at Peking University, MIT, Stanford & Berkeley Universities.

Offering Summary

Company	: Tanoshi, Inc.
Corporate Address	: 505 14TH ST STE 900 , Oakland, CA 94612
Offering Minimum	: $9,999.00
Offering Maximum	: $1,069,998.00
Minimum Investment Amount (per investor)	: $249.00

Terms

Offering Type	: Equity
Security Name	: Common Stock
Minimum Number of Shares Offered	: 3,333
Maximum Number of Shares Offered	: 356,666
Price per Share	: $3.00
Pre-Money Valuation	: $30,000,000.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks if and when the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

Live Offering Perks*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tanoshi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive and own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Inter company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

Tanoshi is leveling the playing field...







...And Closing The Tech Learning Gap

Reserve Your Spot




Reserve Your Spot
Tanoshi


Tanoshi is closing the tech learning gap
Reserve Your Spot
Tanoshi



RESERVE YOUR SHARES

OWN A PIECE OF A GROWING EDTECH STARTUP THAT'S MAKING AN IMPACT

#theTanoshiEffect

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Tanoshi

Keante Pendleton <keante@startengine.com>

OPPORTUNITY: Reserve your shares in Tanoshi

1 message

Tanoshi Kids <hello@tanoshiinc.com> Fri, Mar 26, 2021 at 3:36 PM
To: Lisa Love <keante@startengine.com>

OWN PART OF A GROWING EDTECH STARTUP THAT'S MAKING AN IMPACT.

RESERVE YOUR SHARES IN TANOSHI. TODAY!

RESERVE YOUR SHARES

As you know, Team Tanoshi has been working tirelessly to provide an equitable digital education for ALL children - ultimately making sure every child has the opportunity for future success.

We are extremely excited to announce the launch of our equity crowdfunding campaign on Start Engine.

This crowdfunding campaign is the next step towards fulfilling our mission. And...we want our Tanoshi family to be part of our journey...every step of the way.

Tanoshi is testing the waters for an offering under Reg CF. What exactly does this mean? It means we are getting ready to raise funds and you will be able to reserve your shares in Tanoshi starting TODAY.

Yes!

You don't need to be rich to own a piece of Tanoshi. Anyone can get in on the action and you can reserve your shares with an additional perk today!

Learn more by clicking the RESERVE YOUR SHARES button below.

👇🏽👇🏽👇🏽

RESERVE YOUR SHARES

We'll send updates about our progress. In the meanwhile, we'd love for you to watch and share our campaign video with your friends and family.

Sharing is caring. ✌🏽



WATCH OUR 1-MINUTE CAMPAIGN VIDEO

Thank you for all your support. We couldn't get this far without our Tanoshi family.

Stay safe and be well!

~Team Tanoshi

Named one of the top STEM Education and EdTech companies in the U.S. in 2021.
~Boove

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Learn About Tanoshi

1 YEAR WARRANTY

TOP RATED CUSTOMER SERVICE

The National Parenting Center Seal of Approval

PARENT APPROVED

Keante Pendleton <keante@startengine.com>

Fwd: Yes YOU can own a piece of Tanoshi 💁🏽‍♀️

Keante Pendleton <keante@startengine.com>
To: Keante Pendleton <keante@startengine.com>

Wed, Mar 31, 2021 at 9:37 AM

Tanoshi


RESERVE YOUR SHARES
OWN A PIECE OF A GROWING EDTECH STARTUP THAT'S MAKING AN IMPACT
#theTanoshiEffect
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.
Tanoshi

SO... we've spilled the beans about the launch of our equity crowdfunding campaign, and every day we're getting more excited about what's about to transpire.

BUT... we want to make sure you're crystal clear about what is equity crowdfunding, how you can get involved, and of course, what are the benefits.

A little more about equity crowdfunding:

- It's similar to crowdfunding platforms like Kickstarter, but instead, it allows individual investors like yourself to invest directly in our private company.
- It puts the power into your hands - you choose how many shares you want to invest.
- Luckily, you don't need a lot of money to invest. Everyday folks like you and I can own a piece of a growing company.

FURTHERMORE... we've partnered with StartEngine, the largest equity crowdfunding platform in the U.S. (whose advisor is Mr. Wonderful himself, Kevin O'Leary of Shark Tank) to bring you the most secure investing experience.

To learn more about equity crowdfunding, **read this short article** on Forbes, written by the CEO of StartEngine.

Find out more details about Tanoshi's equity crowdfunding campaign by clicking the RESERVE YOUR SHARES button below.

👇🏾 👇🏾 👇🏾

RESERVE YOUR SHARES

Updates about our progress will be coming. Don't forget to watch and share our campaign video with your friends and family.

Sharing is caring. ✌🏽

WATCH OUR 1-MINUTE CAMPAIGN VIDEO

Thanks again for all your support. After all, it really does take a village.

Stay safe and be well,

~Team Tanoshi

Named one of the top STEM Education and EdTech companies in the U.S. in 2021.
~Boove

Learn About Tanoshi

1 YEAR WARRANTY

TOP RATED
CUSTOMER SERVICE

PARENT APPROVED
